Filed by NYSE Euronext, Inc.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933, as amended, and
                                  deemed filed pursuant to Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                                NYSE Group, Inc.
                                                 (Commission File No. 001-32829)
                                                                   Euronext N.V.

                                                                November 2, 2006


                  On November 2, 2006, Nelson Chai, Chief Financial Officer of NYSE Group, Inc., gave a presentation at the Keefe, Bruyette & Woods Securities Brokerage Conference. The slides made available in connection with that presentation and a transcript of that presentation are attached as exhibits 99.1 and 99.2, respectively, hereto and incorporated herein by reference.



                                  EXHIBIT INDEX

        Exhibit Number          Description

             99.1 Slide presentation made available in connection with the presentation made by Nelson Chai, Chief Financial Officer of NYSE Group, at the Keefe, Bruyette & Woods Securities Brokerage Conference on November 2, 2006.

             99.2 Transcript of the presentation made by Nelson Chai, Chief Financial Officer of NYSE Group, at the Keefe, Bruyette & Woods Securities Brokerage Conference on November 2, 2006.